EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

ELECTRONIC ARTS INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

(in $000’s)

	Fiscal Years Ended March 31,					Six Months Ended September 30, 2011
	2007	2008	2009	2010	2011
Interest component of rental expense	$22,827	$25,519	$17,672	$18,519	$20,899	$12,407
Interest component of property leases	16,735	14,820	6,668	2,896	1,294	5,887

Total fixed charges	$39,562	$40,339	$24,340	$21,415	$22,193	$18,294

Pre-tax income (loss)	$138,000	$(507,000)	$(855,000)	$(706,000)	$(279,000)	$(150,000)
Fixed charges	39,562	40,339	24,340	21,415	22,193	18,294
Less: minority interest	(3,779)	—	—	—	—	—

Earnings for calculation purposes (1)	$181,341	$(466,661)	$(830,661)	$(684,585)	$(256,807)	$(131,706)

Ratio of earnings to fixed charges	4.58	(2)	(2)	(2)	(2)	(2)

(1)

For purposes of computing our ratio of earnings to fixed charges, earnings consist of our pre-tax income or loss from continuing operations before adjustment for minority interests in consolidated subsidiaries plus fixed charges, minus minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed, plus an estimate of the interest within rental expense.

(2)

For the years ended March 31, 2008, 2009, 2010, 2011, and for the six months ended September 30, 2011 we had a $507 million, $855 million, $706 million $279 million, and $150 million deficiency, respectively, of earnings to fixed charges.